

September 16, 2010

Mr. Melvin C. Coles
President
HPC POS System, Corp.
c/o House of Mohan Corporation
301 New York Avenue, NE
Washington, DC 20002-7015

> **Re:** **HPC POS System, Corp**
> **Form 8-K**
> **Filed August 27, 2010**
> **File No. 333-149188**

Dear Mr. Coles:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,


Jaime G. John
Staff Accountant